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                                                      --------------------------
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                                                      hours per response....14.5
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              The Mills Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    601148109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 43 Pages
                         Exhibit Index Found on Page 29

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,789,290
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,789,290
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,789,290
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
-----------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 2 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
    5       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    2,636,475
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     2,636,475
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            2,636,475
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            4.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 3 of 43 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            California
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    373,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     373,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            373,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.7%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 4 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    134,885
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     134,885
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            134,885
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.2%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 5 of 43 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            New York
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    211,350
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     211,350
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            211,350
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            0.4%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            PN
------------====================================================================


                               Page 6 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            OO
------------====================================================================


                               Page 7 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 8 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                               Page 9 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 10 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 11 of 43 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Douglas M. MacMahon [See Preliminary Note]
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 12 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 13 of 43 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 14 of 43 Pages

                                      13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Jason E. Moment
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 15 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Rajiv A. Patel
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 16 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 17 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 18 of 43 Pages

                                       13D
===================
CUSIP No. 601148109
===================


------------====================================================================
            NAMES OF REPORTING PERSONS
    1       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
------------====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                              (a) [   ]
                                                              (b) [ X ]**
    2
                  ** The reporting persons making this filing hold an aggregate of 6,145,000 Shares, which is 10.9% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.
------------====================================================================
    3       SEC USE ONLY

------------====================================================================
            SOURCE OF FUNDS (See Instructions)
    4
            N/A
------------====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                                  [   ]
------------====================================================================
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States
------------====================================================================
                                     SOLE VOTING POWER
                             7
         NUMBER OF                   -0-
                         ------------===========================================
          SHARES                     SHARED VOTING POWER
       BENEFICIALLY          8
         OWNED BY                    6,145,000
                         ------------===========================================
           EACH                      SOLE DISPOSITIVE POWER
                             9
         REPORTING                   -0-
        PERSON WITH      ------------===========================================
                                     SHARED DISPOSITIVE POWER
                             10
                                     6,145,000
------------====================================================================
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            6,145,000
------------====================================================================
            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12      CERTAIN SHARES (See Instructions)
                                                                  [   ]
------------====================================================================
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            10.9%
------------====================================================================
            TYPE OF REPORTING PERSON (See Instructions)
    14
            IN
------------====================================================================


                              Page 19 of 43 Pages

         This Amendment No. 5 to Schedule 13D amends the Schedule 13D initially filed on May 15, 2006 (collectively, with all amendments thereto, the "Schedule 13D").

         Preliminary Note: This Schedule 13D reports that the Reporting Persons submitted to the Company's financial advisors a Term Sheet for a proposed acquisition of additional Shares of the Company. It also reports that effective on January 1, 2007, Douglas M. MacMahon became a managing member of Farallon Partners, L.L.C., one of the Reporting Persons listed below, and as such may be deemed to be a beneficial owner of the securities beneficially owned by such entity as of such date.

Item 2.  Identity And Background
-------  -----------------------

         Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

         (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

         The Farallon Funds
         ------------------

                  (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Shares held by it;

                  (ii) Farallon Capital Institutional Partners, L.P., a California limited partnership ("FCIP"), with respect to the Shares held by it;

                  (iii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Shares held by it;

                  (iv)     Farallon Capital Institutional  Partners III, L.P., a
                           Delaware  limited   partnership  ("FCIP  III"),  with
                           respect to the Shares held by it; and

                  (v)      Tinicum   Partners,   L.P.,   a  New   York   limited
                           partnership ("Tinicum"), with respect to the Shares held by it.

         FCP, FCIP, FCIP II, FCIP III and Tinicum are together referred to herein as the "Farallon Funds."

         The Farallon General Partner
         ----------------------------

                  (vi) Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds (the "Farallon General Partner"), with respect to the Shares held by each of the Farallon Funds.

         The Farallon Managing Members
         -----------------------------

                  (vii) The following persons who are managing members of the Farallon General Partner, with respect to the Shares held by the Farallon Funds: Chun R. Ding ("Ding"), William F. Duhamel ("Duhamel"), Richard B. Fried ("Fried"),


                              Page 20 of 43 Pages

                           Monica R. Landry ("Landry"), Douglas M. MacMahon ("MacMahon"), William F. Mellin ("Mellin"), Stephen
                           L. Millham ("Millham"), Jason E. Moment ("Moment"), Rajiv A. Patel ("Patel"), Derek C. Schrier ("Schrier"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").

         Ding, Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Patel, Schrier, Steyer and Wehrly are together referred to herein as the "Farallon Individual Reporting Persons."

         (b) The address of the principal business office of (i) the Farallon Funds and the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

         (c) The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds. The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

         (d) None of the Farallon Funds, the Farallon General Partner or any of the Farallon Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Farallon Funds, the Farallon General Partner or any of the Farallon Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the Farallon Funds and the Farallon General Partner is set forth above.

         The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4.  Purpose Of The Transaction
-------  --------------------------

         Item 4 of the Schedule 13D is amended and updated as follows:

         The Reporting Persons are filing this amendment to report that, on January 15, 2007, at the request of the Company, the Reporting Persons submitted to the Company's financial advisors a Term Sheet for a proposed acquisition of additional Shares of the Company by certain of the Reporting Persons (the "Term Sheet"). The Term Sheet was submitted with a cover letter which sets forth why the Reporting Persons believe the transaction described in the Term Sheet is attractive for the Company. The Term Sheet and the accompanying cover letter are attached as Exhibit 4 to the Schedule 13D. Upon execution by the Company, the Term Sheet would be binding but the proposed acquisition would be subject to definitive documents being entered into and to the conditions set forth in the Term Sheet.


                              Page 21 of 43 Pages

         As set forth in the Term Sheet, the Reporting Persons have proposed that, subject to the satisfaction of certain conditions, certain of the Farallon Funds (the "Farallon Investors") or their assigns would purchase from the Company $499 million (the "Subscription Amount") of Shares of the Company (the "Subscription Shares") at a price of $20.00 per Share (the "Per Share Price"). The Farallon Investors would receive a commitment fee equal to 4% of the aggregate Subscription Amount upon execution of a subscription agreement (the "Subscription Agreement") relating to the Subscription Shares. The commitment of the Farallon Investors to purchase the Subscription Shares would terminate if the Company entered into a Competing Transaction before the Closing for the Subscription Shares.

         Pursuant to the Term Sheet, the Company would be required to pay a break-up fee of $15,000,000.00 and the Farallon Investors would have the right to terminate all of their obligations under the Term Sheet and under the Subscription Agreement, if applicable, if (i) the conditions set forth in the Term Sheet are not met within fifteen (15) days from the date that the Company signs the Term Sheet, except to the extent such failure is due to the Farallon Investors' breach of their obligation to use good faith efforts to consummate the transactions under the Term Sheet, or (ii) the Company enters into or consummates a Competing Transaction from the date the Term Sheet is executed by the Company through and including September 30, 2007. A Competing Transaction is defined in the Term Sheet to be any (i) any issuance or sale of any preferred stock, common stock or other equity interests in the Company other than the Subscription Shares and any Permitted Equity Offering; (ii) any issuance of any subordinated notes or other debt of the Company, The Mills Limited Partnership ("MLP") or their subsidiaries other than collateralized mortgage-backed securities financing and/or other permanent debt used to refinance the Company's existing senior term loan with Goldman Sachs Mortgage Company; (iii) any sale or transfer of the Company or the MLP or a substantial portion of the Company's or the MLP's assets, by merger or otherwise; or (iv) any issuance of any new equity interests in the MLP; provided, that this shall not prohibit the MLP from entering into bona fide joint ventures that do not individually or in the aggregate constitute a sale or transfer of a substantial portion of the Company's assets

         A Permitted Equity Offering is defined in the Term Sheet to be any issuance or sale of Shares by the Company to be engaged in only after the funding of the Subscription Amount, which can be structured either as (i) a private placement to certain investors or (ii) a rights offering offered pro rata to all of the Company's shareholders, in either case in which both (a) the Farallon Investors have the right, but not the obligation, to purchase their pro rata share of the Shares issued in such equity offering, such pro rata share based upon the Farallon Investors' holdings of Shares compared to the aggregate outstanding Shares immediately prior to such Permitted Equity Offering, and (b) the aggregate amount of equity capital to be raised in such equity offering does not exceed, taken together with all previous Permitted Equity Offerings, if any, $250 million in the aggregate. In addition, the Farallon Investors would have the right, but not the obligation, to purchase from the Company in a private placement (the "Backstop Private Placement") any unsubscribed-for amount of any Permitted Equity Offering, subject to mutually-agreeable terms, conditions and documents.

         If the Company or the MLP issues any equity capital from the date the Term Sheet is executed by the Company through September 30, 2007 (including without limitation in any Permitted Equity Offering) at an effective price less than the Per Share Price, the Company would be required to issue that number of additional Shares to the Farallon Investors sufficient to provide the Farallon Investors with full ratchet anti-dilution protection with respect to such issuance for any Subscription Shares or pursuant to any Backstop Private Placement.


                              Page 22 of 43 Pages

         In addition, the Company would agree to use best efforts to pursue collateralized mortgage-backed securities financing and/or other permanent debt to refinance the Company's existing senior debt owed to Goldman Sachs Mortgage Company.

         Pursuant to the Term Sheet, the purchase of the Subscription Shares would be made under a mutually acceptable Subscription Agreement. In addition, the Farallon Funds and the Company would enter into a mutually acceptable registration rights agreement (the "Registration Rights Agreement") which would provide customary demand, shelf and piggyback registration rights to the Farallon Funds and their affiliates with respect to (i) any Shares held on date the Farallon Funds purchase the Subscription Shares, (ii) the Subscription Shares, (iii) any additional Shares acquired thereafter and (iv) any such Shares held by any transferees of the Farallon Funds or their affiliates.

         The proposed transaction is subject to the Company signing the Term Sheet, definitive agreements being entered into, and specified terms and conditions being met, including but not limited to: (i) the Company's board of directors being reduced to eleven (11) members, with the composition of the remaining members to be reasonably acceptable to the Farallon Investors, (ii) the Company agreeing to nominate a 2007 board slate reasonably acceptable to the Farallon Investors which would include two directors that are acceptable to the Farallon Investors in their sole discretion, (iii) all required approvals and consents being obtained, (iv) the absence of any material adverse change since January 1, 2005 that has not been disclosed to the Farallon Investors, (v) the termination of the standstill arrangements entered into with the Company, (vi) a waiver of the REIT limitations, if applicable, and (vii) receipt by the Company of a fairness opinion with respect to the proposed transaction.

         The Term Sheet will terminate if not executed by the Company on or before January 19, 2007.

         This description of the Term Sheet and the accompanying cover letter is qualified in its entirety by the full terms and conditions thereof.

         The Farallon Investors intend to acquire the Subscription Shares as provided in and subject to the terms and conditions of the Term Sheet. In addition, each Reporting Person may, at any time and from time to time (but subject to the terms of the Confidentiality and Standstill Agreement to the extent applicable), acquire additional Shares or dispose of any or all of its Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Shares which it may hold at any point in time.

         As previously reported (but subject to the terms of the Confidentiality and Standstill Agreement to the extent applicable), the Reporting Persons have engaged in communications and intend to engage in further communications with one or more officers of the Company and/or one or more members of the board of directors of the Company and may also engage in communications with one or more shareholders of the Company regarding the Company, including but not limited to its operating properties, its development projects, its joint venture structures, its capital structure, its proposed recapitalization, its proposed asset sales, the Term Sheet and the proposed transaction set forth therein and/or other strategic alternatives, the Company's restatement process, and shareholder communications. During the course of such communications with the Company (but subject to the terms of the Confidentiality and Standstill Agreement to the extent applicable), the Reporting Persons may advocate one or more courses of action or transactions


                              Page 23 of 43 Pages

(including but not limited to the transaction proposed in the Term Sheet), which potential transactions may include the Reporting Persons or their affiliates as participants.

         Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest In Securities Of The Issuer
-------  ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         The Farallon Funds
         ------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,603,203 Shares outstanding as of November 4, 2005 as reported by the Company in its Prospectus on Form 424B3 filed with the Securities and Exchange Commission on December 16, 2005.

                  (c) There have been no transactions in the Shares by the Farallon Funds since the filing of the prior Schedule 13D.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Farallon General Partner
         ----------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Farallon Individual Reporting Persons
         -----------------------------------------

                  (a),(b)  The information set forth in Rows 7 through 13 of the
                           cover  page  hereto  for  each  Farallon   Individual
                           Reporting Person is incorporated  herein by


                               Page 24 of 43 Pages
                           reference for each such Farallon Individual Reporting Person.


                  (c)      None.

                  (d) The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

                  (e)      Not applicable.

         The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of the Farallon General Partner, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. Each of the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   -------------------------------------------
         Relationships With Respect To Securities Of The Issuer
         ------------------------------------------------------

         Except for the Confidentiality and Standstill Agreement described in the prior Schedule 13D and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits
------   ---------------------------------

         There is filed herewith as Exhibit 3 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. There is filed herewith as Exhibit 4 a copy of the Term Sheet and cover letter described in Item 4 above.











                              Page 25 of 43 Pages

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January  16, 2007

                    /s/ Mark C. Wehrly
                 ----------------------------------------
                 FARALLON PARTNERS, L.L.C.,
                 On its own behalf and as the General Partner of
                 FARALLON CAPITAL PARTNERS, L.P.,
                 FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
                 FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. and TINICUM PARTNERS, L.P.
                 By Mark C. Wehrly,
                 Managing Member


                    /s/ Mark C. Wehrly
                 ----------------------------------------
                 Mark C. Wehrly, individually and as attorney-in-fact
                 for each of Chun R. Ding, William F. Duhamel, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel,
                 Derek C. Schrier and Thomas F. Steyer

         The Powers of Attorney executed by Ding and Schrier authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Wehrly to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Powers of Attorney executed by Duhamel, Fried, Landry, Mellin, Millham and Steyer authorizing Wehrly to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on January 13, 2006, by such Reporting Persons with respect to the Common Stock of Arbor Realty Trust, Inc., are hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the


                              Page 26 of 43 Pages

Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.














                              Page 27 of 43 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Farallon Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Farallon General Partner
         ----------------------------

         (a)      Farallon Partners, L.L.C.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, California  94111
         (c)      Serves as general partner to investment partnerships
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Chun R. Ding, William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.       Managing Members of the Farallon General Partner
         ------------------------------------------------

         Each of the managing members of the Farallon General Partner other than Gregory S. Swart is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. The business address of each of the managing members of the Farallon General Partner is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Farallon General Partner. The principal occupation of each other managing member of the Farallon General Partner is serving as a managing member of the Farallon General Partner. None of the managing members of the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.














                              Page 28 of 43 Pages

                                  EXHIBIT INDEX


EXHIBIT 3                        Joint Acquisition Statement Pursuant to Section
                                 240.13d-1(k)

EXHIBIT 4                        Cover Letter and Term Sheet dated January 15,
                                 2007



















                              Page 29 of 43 Pages

                                                                       EXHIBIT 3
                                                                              to
                                                                    SCHEDULE 13D


                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)
                        --------------------------------

         The undersigned  acknowledge and agree that the foregoing  statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  January 16, 2007


             /s/ Mark C. Wehrly
          ----------------------------------------
          FARALLON PARTNERS, L.L.C.,
          On its own behalf and
          as the General Partner of
          FARALLON CAPITAL PARTNERS, L.P.,
          FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
          FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,
          FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., and
          TINICUM PARTNERS, L.P.
          By Mark C. Wehrly,
          Managing Member


             /s/ Mark C. Wehrly
          ----------------------------------------
          Mark C. Wehrly, individually and as attorney-in-fact
          for each of Chun R. Ding, William F. Duhamel, Richard B. Fried,
          Monica R. Landry, Douglas M. MacMahon, William F. Mellin,
          Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier and Thomas F. Steyer












                              Page 30 of 43 Pages

                                                                       EXHIBIT 4
                                                                              to
                                                                    SCHEDULE 13D



                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                               One Maritime Plaza
                                   Suite 1325
                         San Francisco, California 94111



                                                                January 15, 2007

Goldman, Sachs & Co.                and              J.P. Morgan Securities
85 Broad Street                                      277 Park Avenue
New York, New York  10004                            New York, New York  10172
Attention: D.J. Belock                               Attention: Thomas A. Grier

Ladies and Gentlemen:

         At the request of The Mills Corporation (the "Company"), certain funds (the "Investors") managed by Farallon Capital Management, L.L.C. and its affiliate Farallon Partners, L.L.C., all of which Investors are currently shareholders of the Company, are pleased to make a proposal to recapitalize the Company with $499 million in new capital. The Investors propose to enter into a transaction with the Company having the principal terms and conditions set forth in the term sheet (the "Term Sheet") attached hereto.

         Farallon Capital Management, L.L.C. ("Farallon") is a global, San Francisco-based investment management company that manages discretionary equity capital of over $26 billion, largely from institutional investors such as university endowments, foundations, and pension plans. Farallon was founded in March 1986 and has been a registered investment advisor with the SEC since 1990.

         We believe that the recapitalization outlined in the Term Sheet is attractive to the Company for many reasons, including:

         o Low risk alternative - The recapitalization could be executed quickly and with relatively little execution risk. In contrast, a change of control transaction would likely involve a protracted closing period, multiple approvals, and may be subject to the uncertain outcome of shareholder litigation.

         o Immediately lowers leverage and risk profile - The infusion of equity would allow the Company to reduce its substantial corporate level debt burden, lowering its risk profile and cost of capital. The infusion of equity would likely be an important catalyst to securing more permanent property and corporate financing. This may hasten the removal of the going concern qualification in the Company's financial statements.


                              Page 31 of 43 Pages

         o Minimal dilution - We do not believe that the issuance of equity capital as contemplated in the Term Sheet will be dilutive to per share cash flows over the near to medium term and we believe that the issuance proposed is only marginally dilutive to net asset value. We feel this is a small price to pay to allow the Company time to stabilize its operations and move from a triage mode into a recovery mode. We believe that this is a better alternative than selling the Company at or below a depressed valuation.

         o Provides "breathing room" to focus on improving operations - Due to the distraction of corporate issues, the Company's assets have not received full management attention and are not operating at their true potential. Completing on-going developments and redevelopments, along with basic real estate "blocking and tackling" should materially increase profitability. Specifically, additional liquidity provides time and funds, which are necessary to increase occupancy, attract and retain additional talented asset managers and leasing staff, and implement asset level improvements.

         o Changes Company's negotiating posture - We believe that the current sale process has been significantly hindered by the Company's liquidity position, inability to issue financial statements, and announced shareholder lawsuits. We believe that if the Company addresses these issues it will be able to run a more typical sales process in the future and garner a higher valuation. Any sale today would almost certainly be at a discount in order to compensate the buyer for abnormal conditions and the additional risks taken on to buy a Company under litigation and without current financial statements.

         o Improved corporate governance - We support current management and believe that they are working in the best interest of all shareholders. Our proposal does not seek to replace management or control the Company's Board of Directors. We encourage the Company to streamline the current Board and mitigate any actual or perceived conflicts of interest. We support the Company's efforts to seek out individuals for the Board with an investor-friendly focus, an established turnaround track record and public real estate company experience.

         The Investors do not require any financing in order to consummate the proposed transaction on the terms set forth in the Term Sheet. The proposal set forth in the Term Sheet is not conditioned upon the completion of any further due diligence. However, there are conditions to the closing of the proposed transaction as set forth in the Term Sheet.

         If the Company wishes to proceed with the proposed transaction described in the Term Sheet, it should acknowledge its acceptance by executing the Term Sheet in the appropriate place provided below.


                              Page 32 of 43 Pages

         We have a high degree of interest in this prospective transaction and would be happy to answer any questions that the Company may have. Our contact information and our counsel's contact information is set forth below. We look forward to hearing from you.


                                           FARALLON CAPITAL MANAGEMENT, L.L.C.


                                                /s/ Richard Fried
                                           By:--------------------------------
                                              Richard Fried
                                              Managing Member














                              Page 33 of 43 Pages

Contact Information:

Richard Fried
Farallon Capital Management, L.L.C.
One Maritime Plaza
Suite 1325
San Francisco, California 94111
Telephone: 415-421-2132
Facsimile: 415-421-2133

Contact Information for Counsel:

William Q. Orbe
Richards Kibbe & Orbe LLP
One World Financial Center
New York, New York 10281
Telephone: 212-530-1850
Facsimile: 212-530-1801

Contact Information for Media Inquiries:

Gwenn Daniels
Mary Beth Grover
The Abernathy MacGregor Group Inc.
501 Madison Avenue
New York, NY 10022
Telephone: (212) 371-5999
Facsimile: (212) 371-7097
http://abmac.com/
















                              Page 34 of 43 Pages

                                   Term Sheet
                                       for
                      Proposed Acquisition of Common Shares
                                       of
                              The Mills Corporation

                                January 15, 2007

         This term sheet (the "Term Sheet") is a summary of the terms of the proposed transaction (the "Proposed Transaction"). The parties hereto intend to be bound by the Term Sheet as provided herein.

1. The Parties.
   -----------

         Company:                   The Mills Corporation (the "Company").


         Investors:                 Certain funds managed by Farallon  Partners,
                                    L.L.C. ("FP") listed on Schedule A hereto, severally, and not jointly and severally, in such allocations as are determined by FP
                                    (such funds being the "Investors").


2. The Transaction.
   ---------------

         Issuance of Securities:    In the  Subscription  Agreement  (as defined
                                    below), the Investors will agree to purchase
                                    $499 million (the "Subscription Amount") of common stock, $0.01 par value per share, of the Company ("Common Stock") at the Closing
                                    Date (as  defined  below)  at the Per  Share
                                    Price (as defined below). The commitment of Investors to fund the Subscription Amount shall terminate upon a Competing Transaction
                                    (as defined below) being entered into or consummated by the Company after the date hereof.

         Purchase Price:            "Per Share Price" means $20 per share of
                                    Common Stock.


         Use of Proceeds:           The proceeds from the issuance of the shares
                                    of Common Stock will be used for repayment of debt, working capital and/or general corporate purposes.

         Closing Date:              The  Subscription  Amount shall be funded on
                                    such  date,   after  the  execution  of  the
                                    Subscription  Agreement  (as defined  below)
                                    and  the   satisfaction  of  the  conditions
                                    therein, as may mutually be agreed by the Company and the Investors (the consummation of the investment of the Subscription Amount being


                              Page 35 of 43 Pages
                                    referred to as the "Closing" and the date of the Closing, the "Closing Date"). The shares of Common Stock purchased by the Investors at the Closing shall be referred to herein as the "Subscription Shares".


         Commitment Fee:            Upon  the  execution  of  the   Subscription
                                    Agreement,   the   Company   shall  pay  the
                                    Investors a commitment fee (the  "Commitment
                                    Fee")   equal   to  4%  of   the   aggregate
                                    Subscription   Amount.  Any  amount  in  the
                                    Escrow Account (as defined below) shall secure the Company's obligation to pay the Commitment Fee.

         Permitted Equity Offering: "Permitted   Equity   Offering"   means   an
                                    issuance  or sale  of  Common  Stock  by the
                                    Company  to be  engaged  in only  after  the
                                    funding   of   the   Subscription    Amount,
                                    structured either as (i) a private placement
                                    to  certain   investors  or  (ii)  a  rights
                                    offering  offered  pro  rata  to  all of the
                                    Company's  shareholders,  in either  case in
                                    which both (a) the Investors have the right,
                                    but not the  obligation,  to purchase  their
                                    pro rata share of the Common Stock issued in
                                    such  Permitted  Equity  Offering,  such pro
                                    rata  share   based   upon  the   Investors'
                                    holdings  of Common  Stock  compared  to the
                                    aggregate outstanding shares of Common Stock
                                    immediately  prior to such Permitted  Equity
                                    Offering,  and (b) the  aggregate  amount of
                                    equity   capital   to  be   raised  in  such
                                    Permitted  Equity  Offering does not exceed,
                                    taken  together with all previous  Permitted
                                    Equity  Offerings,  if any,  $250 million in
                                    the  aggregate.  In addition,  the Investors
                                    shall   have   the   right,   but   not  the
                                    obligation,  to purchase from the Company in
                                    a private  placement (the "Backstop  Private
                                    Placement") any unsubscribed-for amount in a
                                    Permitted   Equity   Offering,   subject  to
                                    mutually-agreeable   terms,  conditions  and
                                    documents.

         Anti-dilution:             In the event  that the  Company or The Mills
                                    Limited  Partnership  (the "MLP") issues any
                                    equity   capital  from  the  Effective  Date
                                    through   September   30,  2007,   including
                                    without  limitation  pursuant to a Permitted
                                    Equity Offering, at an effective price per share of Common Stock less than the Per
                                    Share Price, the Company shall issue that number of additional shares of Common Stock to the Investors sufficient to provide the Investors with full ratchet anti-dilution protection with respect to such issuance for any shares of Common Stock the Investors acquired at the Closing or pursuant to any Backstop Private Placement.


                              Page 36 of 43 Pages

         Take-out Financing:        The Company  will agree in the  Subscription
                                    Agreement that it shall use its best efforts
                                    to  pursue  CMBS   financing   and/or  other
                                    permanent debt (the "Take-out Financing") to refinance the existing Senior Term Loan with Goldman Sachs Mortgage Company.

3. Documentation.
   -------------

         Subscription Agreement:    The  acquisition  of the  shares  of  Common
                                    Stock  provided  for in this Term Sheet will
                                    be made  pursuant  to a mutually  acceptable
                                    subscription  agreement  (the  "Subscription
                                    Agreement")  between the  Investors  and the
                                    Company and other  agreements  customary  to
                                    such   transactions,    which   Subscription
                                    Agreement will contain, among other things, appropriate representations and warranties;
                                    covenants, including, without limitation, no affiliate transactions; information, access and reporting rights; indemnities by the Company; and conditions to Closing as set forth in clause 4 below.

         Registration Rights
                  Agreement:        In connection  with the  acquisition  of the
                                    shares  of  Common  Stock  pursuant  to  the
                                    Subscription  Agreement,  the  Investors and
                                    the  Company  will  enter  into  a  mutually
                                    acceptable   registration  rights  agreement
                                    (the "Registration Rights Agreement"), which
                                    will  provide,   among  other  things,   the
                                    Investors with customary demand, shelf and piggyback registration rights, in each case, with respect to the shares of Common Stock either held at this time or acquired in the Proposed Transaction and thereafter by the Investors and their affiliates, and held by their transferees from time to time, and with customary rights to indemnification.
                                    The registration expenses related to such registration would be borne by the Company.

4. Conditions.
   ----------

         Conditions to Transaction: Prior  to  the   Closing,   the   conditions
                                    precedent  in  the  Subscription   Agreement
                                    shall be met to Investors'  satisfaction  or
                                    waived  by  the   Investors  in  their  sole
                                    discretion. Such conditions precedent shall include the following:


                           (1) The Company shall (a) have filed or be on schedule to file with the SEC final financial statements for fiscal year 2005 by March 30, 2007, and (b) have filed or be


                              Page 37 of 43 Pages
                                    on schedule to file with the SEC all other delayed or required filings by July 31, 2007.

                           (2) The board of the Company shall have been reduced in size to eleven (11) members, with the composition of the remaining members reasonably acceptable to the Investors. The Company shall have agreed to nominate a 2007 board slate reasonably acceptable to the Investors (which shall include two directors that are acceptable to the Investors in their sole discretion). We believe that the Company should seek directors with an investor-friendly focus, an established turnaround track record and public real estate company experience.

                           (3) Confirmation to the Investors' reasonable satisfaction that the transactions contemplated herein do not constitute a change of control under any material agreement of the Company, the MLP or their subsidiaries or investments.

                           (4) The Company shall have amended its charter and by-laws if required to permit the transactions,  and the  Company  shall  have
                                    confirmed  that,  after giving effect to the
                                    transactions    contemplated   hereby,   the
                                    Company shall be able to maintain its tax status as a REIT.

                           (5) All regulatory and governmental approvals and all other required approvals and consents, including without limitation any necessary board or shareholder approval or exemption therefrom (including without limitation a waiver of REIT limits), if applicable, shall have been received.

                           (6) The absence of (a) any material adverse change in the business, operations, financial condition, results of operations, management or prospects of the Company from and after January 1, 2005, unless such material adverse change was disclosed in writing to the Investors prior to the Effective Date, either directly or through public filings with the SEC made by the Company, including without limitation, for avoidance of doubt, any previously undisclosed material litigation, a voluntary or involuntary bankruptcy filing by the Company, a termination of the trading of the Company's common stock on the New York Stock Exchange, or acceleration of any debt or preferred securities, and (b) any failure to disclose to Investors any material adverse information known to the


                              Page 38 of 43 Pages

                                    Company  about  the  business,   operations,
                                    financial condition, results of operations, management or prospects of the Company.

                           (7) Negotiation and execution of mutually satisfactory Subscription Agreement,
                                    Registration   Rights   Agreement,    Escrow
                                    Agreement and other  agreements  and closing
                                    documentation (the "Definitive  Documents");
                                    representations,  warranties  and  covenants
                                    therein  shall be true and complied  with at
                                    the  Closing  Date;  customary   secretary's
                                    certificates  (with  attachments),   closing
                                    certificates,    and   share    certificates
                                    delivered  to the  Investors at the Closing;
                                    delivery of an opinion of Company counsel reasonably satisfactory to the Investors at the Closing; payment of the Commitment Fee at execution of the Subscription Agreement; and termination of the standstill provision (the "Standstill Provision") contained in the confidentiality agreement between the Company and Farallon Capital Management, L.L.C. ("FCM") dated November 14, 2006 (the "Confidentiality Agreement").

                           (8) There is no litigation, suit or other action challenging or seeking to prohibit the Proposed Transaction or seeking to obtain from the Company or the Investors in connection with the Proposed Transaction any damages.

                           (9) No Competing Transaction shall have been entered into or consummated by the Company.

                           (10) Confirmation of the existing equity and debt capitalization of the Company, the MLP and their subsidiaries and confirmation of the number of MLP interests to be issued to the Company upon capital contribution to the MLP of the proceeds of the Proposed Transaction, each to the Investors' reasonable satisfaction.


                           (11) Receipt by the Company of a fairness opinion in respect to the Proposed Transaction.



5. Miscellaneous.
   -------------

Governing Law:                      This document,  all Definitive Documents and
                                    all  other  terms  and   conditions  of  the
                                    transactions contemplated hereby shall be governed by, and interpreted under, the laws of New York.


                              Page 39 of 43 Pages

         Transferability of the
               Investors' Rights:   The  Investors  shall be permitted to assign
                                    their    rights,    and    delegate    their
                                    obligations,    to    subscribe    for   the
                                    Subscription   Shares,   provided  that  the
                                    Company is given written notice thereof, and
                                    such  assignee  agrees  to be  bound  by the
                                    provisions of the relevant  agreements.  For
                                    avoidance of doubt,  the Investors  shall be
                                    permitted  to,  without  any   restrictions,
                                    sell,  assign,  transfer,   convey,  pledge,
                                    hypothecate  or  otherwise  dispose  of  any
                                    shares  of  Common  Stock  or  any  interest
                                    therein.  The Company hereby agrees that any
                                    contact  by  FCM,  the  Investors  or any of
                                    their   affiliates   with  any  assignee  or
                                    prospective   assignee  of  the   Investors'
                                    rights  and/or  obligations  hereunder or of
                                    the Common Stock (a "Prospective  Assignee")
                                    does not in any way  constitute  a breach of
                                    the   Standstill   Provision.   The  Company
                                    further  agrees  that any  such  Prospective
                                    Assignee  may be  deemed a  "Representative"
                                    under the Confidentiality Agreement and that
                                    FCM and the Investors  shall be permitted to
                                    disclose   any   Confidential    Information
                                    received by FCM or the Investors  thereunder
                                    to such  Prospective  Assignee  to the  same
                                    extent as if such Prospective  Assignee were
                                    a "Representative" under the Confidentiality
                                    Agreement,   so  long  as  such  Prospective
                                    Assignee has agreed to keep the Confidential
                                    Information   confidential.    The   Company
                                    further  agrees  that it shall  enter into a
                                    confidentiality   agreement  with  any  such
                                    Proposed  Assignee and provide such Proposed
                                    Assignee   access  to  all  information  and
                                    personnel provided to the Investors.

         Break-up Fee:              In  consideration  for pursuing the Proposed
                                    Transaction  and  incurring  the  costs  and
                                    expenses    to   complete    the    Proposed
                                    Transaction,  if either  (i) the  conditions
                                    set forth in clause 4 above  (whether or not
                                    yet    included    in    a    fully-executed
                                    Subscription   Agreement)  are  not  met  to
                                    Investors'  satisfaction within fifteen (15)
                                    days from the Effective Date,  except to the
                                    extent such failure is due to the Investors'
                                    breach of their obligation to use good faith
                                    efforts  to  consummate   the   transactions
                                    hereunder or (ii) the Company enters into or
                                    consummates  a Competing  Transaction  after
                                    the   Effective   Date  and  on  or   before
                                    September  30,  2007,  then  in the  case of
                                    either  (i)  or  (ii),   the  Company  shall
                                    immediately    pay   a   break-up   fee   of
                                    $15,000,000  (the  "Break-up  Fee")  and the
                                    Investors shall have the right to terminate all of their obligations hereunder and


                              Page 40 of 43 Pages
                                    under   the   Subscription   Agreement,   if
                                    applicable.  A "Competing Transaction" shall
                                    mean  (i)  any   issuance  or  sale  of  any
                                    preferred  stock,   common  stock  or  other
                                    equity  interests in the Company  other than
                                    the issuance of the Subscription  Shares and
                                    any  Permitted  Equity  Offering;  (ii)  any
                                    issuance of any subordinated  notes or other
                                    debt  of  the  Company,  the  MLP  or  their
                                    subsidiaries   other   than   the   Take-out
                                    Financing; (iii) any sale or transfer of the
                                    Company or the MLP or a substantial  portion
                                    of the  Company's  or the MLP's  assets,  by
                                    merger or otherwise; or (iv) any issuance of
                                    any  new  equity   interests   in  the  MLP;
                                    provided, that this shall not prohibit the MLP from entering into bona fide joint ventures that do not individually or in the aggregate constitute a sale or transfer of a substantial portion of the Company's assets. In order to fund any payment of the Break-up Fee and secure its obligations to pay such Break-up Fee, within five (5) days of the Effective Date, the Company shall deposit $15,000,000 into an escrow account (the "Escrow Account") governed by a mutually acceptable Escrow Agreement. If the Company fails to do so by such date, Investors shall have the right to terminate all of their obligations hereunder and the Company shall be obligated to immediately pay the full Break-up Fee (if any is due).

         Expenses:                  The Company will pay the reasonable fees and
                                    expenses   of   counsel,   consultants   and
                                    advisors for the Investors incurred after the Effective Date in connection with the negotiation, drafting and consummation of the Definitive Documents.

         Expiration:                This Term Sheet  shall  terminate  if it has
                                    not been executed by each party hereto on or before January 19, 2007. The first date on which this Term Sheet has been executed by both parties is the "Effective Date".

         Binding Agreement:         When  executed by Investors  and the Company
                                    (a)  the  provisions  of  this  Term  Sheet,
                                    including  without  limitation the paragraph
                                    above  titled   "Break-up   Fee,"  shall  be
                                    binding on the parties and (b) the parties shall be obligated to negotiate in good faith to reach final Definitive Documents and to use good faith efforts to consummate the Proposed Transaction.


                              Page 41 of 43 Pages

         In witness whereof, the parties hereto have caused this Term Sheet to be executed as of the date first set forth above.


FARALLON PARTNERS, L.L.C.,              THE MILLS CORPORATION
on behalf of the Investors

       /s/ Richard Fried
By:---------------------------          By:------------------------------
   Name:                                     Name:
   Title:                                    Title:





                              Page 42 of 43 Pages

                                                                      Schedule A
                                                                      ----------

                            SCHEDULE OF THE INVESTORS


                  Farallon Capital Partners, L.P.
                  Farallon Capital Institutional Partners, L.P.
                  Farallon Capital Institutional Partners III, L.P.















                              Page 43 of 43 Pages